

VIA FACSIMILE AND U.S. MAIL

May 18, 2006

Ms. Carol P. Lowe
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-9278**

Dear Ms. Lowe:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2005 Compared to 2004

Consolidated Results of Continuing Operations, page 20

2. You indicate that your gross margin was impacted by increased selling prices
    offset by higher raw material costs, lower production resulting in increased
    unabsorbed overhead, certain production inefficiencies and increase freight and
    utility costs. Please discuss these business reasons for the changes between
    periods in your total gross profit in greater detail. Where there is more than one
    business reason for any change discussed in MD&A, please attempt to quantify
    the incremental impact of each individual business reason discussed. Please show
    us what your revised MD&A for 2005 compared to 2004 will look like. See Item
    303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

3. You indicate that the majority of the increase in selling and administrative
    expenses was attributable to variable expenses associated with increased sales.
    Please disclose whether, or not you expect this trend to continue. Please also
    disclose and discuss in greater detail the types of selling and administrative
    expenses that are variable and increase proportional to sales.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventories, page 48

4. You should use one inventory method for similar types of inventories. A mixture
    of methods should only be used for different types of inventories, particularly
    when there are valid business reasons for doing so. Please disclose which types
    of inventory you use each method for. Please disclose whether you use both
    methods for any similar types of inventory. If so, please also disclose your basis
    for doing this. In a portion of these instances, this may be due to the LIFO
    method being used for similar types of inventory in countries that permit the
    LIFO method and the FIFO method may be used in countries that do not permit
    the use of the LIFO method. If this is the case for some of your inventory, please
    also disclose the foreign countries with similar inventory categories that you use
    the FIFO method in.

Note 14 – Income Taxes, page 67

5. Please separately disclose the amounts and expiration dates of operating loss
    carryforwards, foreign tax credits and alternative minimum tax credit
    carryforwards. Please refer to paragraph 48 of SFAS 109.

Note 20 – Segment Information, page 74

6. You reorganized your previously reported five operating segments into three operating segments. It appears that you have aggregated your former transportation products, specialty products and general industry (all other) segments into the Diversified Components segment while your automotive products segment has been discontinued. We realize that we asked you about this subject about two years ago; however, you have made certain acquisitions in the subsequent period which may have impacted your segment analysis. Please tell us how you determined that each of the operating segments in the Diversified Components segment have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. Please also provide us with your aggregation analysis for the operating segments in the Industrial Components segment as well. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Including graphs in your supplemental response would also be helpful for trend analysis of operating segments aggregated in each reportable segment. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief